25002946

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123 Expires: Nov. 30, 2026 Estimated average burden hours per response: 12

SEC FILE NUMBER
8-66055

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/24 AND ENDING 12/31/24
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Alvarez & Marsal Securities, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

600 Madison Avenue - 8th Floor
(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Keith A. Winters	212-328-8594	kwinters@alvarezandmarsal.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Forvis Mazars, LLP
(Name – if individual, state last, first, and middle name)

60 Crossways Park Drive West	Woodbury	NY	11797
(Address)	(City)	(State)	(Zip Code)

10/16/2003	686
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Keith A. Winters, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Alvarez & Marsal Securities, LLC, as of 12/31, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Patricia Heins
Notary Public State of New York
No. 01HE6030981
Qualified in Suffolk County
Commission Expires Sept. 20, 2026

Signature: [signature]

Title: Chief Financial Officer

[signature]
Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

ALVAREZ & MARSAL SECURITIES, LLC
(A WHOLLY OWNED SUBSIDIARY OF ALVAREZ & MARSAL NORTH AMERICA, LLC)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2024

Forvis Mazars, LLP
60 Crossways Park Drive West, Suite 301
Woodbury, NY 11797
forvismazars.us

forvis mazars

Report of Independent Registered Public Accounting Firm

To the Member of Alvarez & Marsal Securities, LLC and
To the Board of Managers of Alvarez & Marsal Holdings, LLC
and Alvarez & Marsal Securities, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Alvarez & Marsal Securities, LLC (the Company) as of December 31, 2024, including the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditor since 2024.

Forvis Mazars, LLP

Woodbury, New York
March 31, 2025

ALVAREZ & MARSAL SECURITIES, LLC
(A WHOLLY OWNED SUBSIDIARY OF ALVAREZ & MARSAL NORTH AMERICA, LLC)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2024

ASSETS

ASSETS	
Cash and cash equivalents	$ 12,658,038
Accounts receivable	375,000
TOTAL ASSETS	$ 13,033,038

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES	
Accounts payable and accrued expenses	$ 191,016
Due to member	4,658,988
TOTAL LIABILITIES	4,850,004
MEMBER'S EQUITY	8,183,034
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 13,033,038

ALVAREZ & MARSAL SECURITIES, LLC
(A WHOLLY OWNED SUBSIDIARY OF ALVAREZ & MARSAL NORTH AMERICA, LLC)
NOTES TO FINANCIAL STATEMENT
DECEMBER 31, 2024

Note 1 - Organization and Nature of Operations

Alvarez & Marsal Securities, LLC (the "Company") is a Delaware limited liability company, formed on September 24, 2002. The Company's sole member is Alvarez & Marsal North America, LLC (the "Parent"). The liability of the member for the losses, debts and obligations of the Company is generally limited to its capital contributions. On January 7, 2004, the Company registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and commenced operations. The Company provides investment-banking services to its customers throughout the United States of America from an office in New York City, NY.

The Company is registered as a broker-dealer under the provisions of the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA").

Note 2 - Summary of Significant Accounting Policies
Basis of Presentation

The accompanying financial statement is presented in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Revenue Recognition

The Company provides advisory services on mergers and acquisitions (M&A), private financings and capital raising activities. Revenue for advisory arrangements is generally recognized at the point in time that performance under the arrangement is completed (the closing date of the transaction) or the contract is cancelled. However, for certain contracts, revenue is recognized over the term of the contract for advisory arrangements in which the performance obligations are simultaneously provided by the Company and consumed by the customer. In some circumstances, significant judgment is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract. Retainers and other fees received from customers prior to recognizing revenue are reflected as contract liabilities. At December 31, 2024 and December 31, 2023, such contract liabilities amounted to $0 and $0 respectively.

The Company incurs costs from time to time which, per the terms of the engagement letter, are reimbursable. These out-of-pocket costs include expenses such as travel and lodging. The Company considers customer reimbursements of company costs as part of the overall contract price, and subject to the same accounting guidance as any other variable consideration. The cost the Company incurs are fulfillment costs. Therefore, typical out of pocket expenses and the reimbursement of such costs from clients are presented on a gross basis.

Note 2 - Summary of Significant Accounting Policies (cont'd.)

Accounts Receivable

Payments are due upon presentation or as otherwise stated in the engagement letter. The Company estimates an allowance for doubtful accounts under the current expected credit loss model based on historical experience with clients, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of the collectability. Allowances are applied to accounts receivable where events or changes in circumstances indicate that the carrying amounts may not be recoverable. Where the expectation is different from the original estimate, such difference will impact the carrying value of accounts receivable. As of December 31, 2024, and December 31, 2023, accounts receivable balances were $375,000 and $1,175,964 respectively.

Cash and Cash Equivalents

Cash and Cash Equivalents consist of deposits with banks, highly liquid money market funds, and all highly liquid debt instruments purchased with an original maturity of three months or less.

Income Taxes

The Company is organized as a limited liability company, has elected to be disregarded as a separate entity for income tax purposes and has adopted the guidance in the Financial Accounting Standards Board's ASU 2019-12, which became effective for the Company on January 1, 2021, and which simplifies and improves consistent application of the accounting for income taxes by removing certain exceptions to the general principles in Topic 740, as well as by clarifying and amending existing guidance. As a result, no federal or state income taxes are provided as they are the responsibility of the Parent's members. The Company records its allocable share of New York City Unincorporated Business Tax, which is included in occupancy, office and other expenses as part of the corporate allocation.

The Company's Parent files income tax returns in the U.S. federal, state and local jurisdictions. In general, the Company and its parent are no longer subject to U.S. federal, state or local tax examinations by taxing authorities for years before 2021.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 3 - Related Party Transactions

The Company shares office space, equipment and administrative expenses with its Parent pursuant to a service agreement.

The Company is charged and receives allocations or reimbursements of expenses from its Parent and affiliates under common ownership based on introductions of fee revenues between the Parent and its affiliates.

Included in due to member are receivables for certain fee revenues collected by the Parent on behalf of the Company. Also included are advances to and from the Parent that are non-interest-bearing and unsecured. Additionally, the Parent pays for certain direct expenses throughout the year which are included in due to member on the statement of financial condition. At December 31, 2024 the net balance due to member is $4,658,988.

Note 4 - Concentrations

The Company maintains cash balances in one financial institution which is insured by the Federal Deposit Insurance Corporation ("FDIC") for up to $250,000 per institution. From time to time, the Company's balances may exceed these limits. At December 31, 2024, the credit risk related to cash in excess of insured limits and investments in money market funds amounted to $12,408,000.

At December 31, 2024, two customers account for 100% of accounts receivable.

Note 5 - Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of a minimum net capital, as defined, of the greater of $5,000 or one-fifteenth of aggregate indebtedness. At December 31, 2024, the Company had net capital of $7,563,925 which exceeded its requirements by $7,240,591. Aggregate indebtedness is $4,850,004. Additionally, the Company must maintain a ratio of aggregate indebtedness to net capital of 15:1 or less. At December 31, 2023, this ratio was 6.41:1.

The Company claims exemption from SEC Rule 15c3-3 relying on Footnote 74 of the SEC Release No. 34-70073 because the Company limits its business activities exclusively to receiving transaction-based compensation for investment banking services, identifying potential merger and acquisition opportunities for clients and since it does not intend to hold any customer cash or securities.

Note 6 - 401(k) and Retirement Plan

The Company maintains a retirement plan for all eligible employees with a minimum of one year of service. Employer contributions are determined by an annual resolution of the Board of Directors of the Parent, and the Company reserves the right to change or eliminate retirement contributions at any time. The Company also has a qualified 401(k) deferred compensation plan, which provides that eligible employees may defer payment of taxes on a portion of their salary by making contributions to the plan through payroll deductions.

Note 7 - Fair Value of Financial Instruments

The Company accounts for its financial instruments at fair value, which is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels is explained below:

Level 1: Valuations based on unadjusted quoted prices in active markets for identical Assets or liabilities that the Company has the ability to access. Valuation adjustments are not applied to level 1 securities. Because valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

Level 2: Pricing inputs are other than used in level 1 which include the closing bid price for unlisted marketable securities, which are available in active or inactive markets for identical investments or liabilities, other direct or indirect observable inputs that can be corroborated by market data or the use of models or other valuation methodologies as of the reporting date. Investments which are generally included in this category include state and municipal obligations in an active or inactive market that are valued using observable inputs other than quoted prices.

Level 3: Pricing inputs are unobservable for the investment and include situations where there is little, if any, market activity for the investment. The inputs into the determination of fair value requires significant management judgment or estimation. Investments that are included in this category generally include state and municipal obligations which are in an inactive market and valued utilizing risk assumptions based on unobservable inputs.

Note 7 - Fair Value of Financial Instruments (cont'd.)

Investment in Money Market funds totaling approximately $12,408,000 are held at cost which approximates fair value and is characterized as Level I in the fair value hierarchy.

Note 8 - Broker Dealer - Single Reportable Segment

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of several classes of services, including investment banking and debtor and creditor advisory. The Company has identified its Chief Executive Officer as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 5), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

Note 9 - Subsequent Events

The Company has evaluated all events or transactions that occurred after December 31, 2024 through the date of this financial statement, which is the date that the financial statement was issued. During this period, there were no material subsequent events requiring disclosure.